Exhibit 4.4

HYDRO ONE LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (unaudited)

For the three months ended March 31, 2018 and 2017

Three months ended March 31 (millions of Canadian dollars, except per share amounts)	2018	2017
Revenues
Distribution (includes $67 related party revenues; 2017 – $69) (Note 22)	1,145	1,279
Transmission (includes $405 related party revenues; 2017 – $369) (Note 22)	421	367
Other	10	12

	1,576	1,658

Costs
Purchased power (includes $518 related party costs; 2017 – $656) (Note 22)	751	889
Operation, maintenance and administration (Note 22)	270	271
Depreciation and amortization (Note 5)	197	195

	1,218	1,355

Income before financing charges and income taxes	358	303
Financing charges	88	103

Income before income taxes	270	200
Income taxes (Note 6)	42	27

Net income	228	173

Other comprehensive income	—	1

Comprehensive income	228	174

Net income attributable to:
Noncontrolling interest	1	1
Preferred shareholders	5	5
Common shareholders	222	167

	228	173

Comprehensive income attributable to:
Noncontrolling interest	1	1
Preferred shareholders	5	5
Common shareholders	222	168

	228	174

Earnings per common share (Note 20)
Basic	$0.37	$0.28
Diluted	$0.37	$0.28

Dividends per common share declared (Note 19)	$0.22	$0.21

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

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HYDRO ONE LIMITED

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS (unaudited)

At March 31, 2018 and December 31, 2017

(millions of Canadian dollars)	March 31, 2018	December 31, 2017
Assets
Current assets:
Cash and cash equivalents	28	25
Accounts receivable (Note 7)	588	636
Due from related parties	243	253
Other current assets (Note 8)	143	105

	1,002	1,019

Property, plant and equipment (Note 9)	20,069	19,947
Other long-term assets:
Regulatory assets	3,105	3,049
Deferred income tax assets	918	987
Intangible assets (net of accumulated amortization – $392; 2017 – $375)	365	369
Goodwill	325	325
Other assets	5	5

	4,718	4,735

Total assets	25,789	25,701

Liabilities
Current liabilities:
Short-term notes payable (Note 13)	989	926
Long-term debt payable within one year (Notes 13, 15)	981	752
Accounts payable and other current liabilities (Note 11)	911	905
Due to related parties	37	157

	2,918	2,740

Long-term liabilities:
Long-term debt (includes $541 measured at fair value; 2017 – $541) (Notes 13, 15)	9,085	9,315
Convertible debentures (Note 14, 15)	488	487
Regulatory liabilities	160	128
Deferred income tax liabilities	72	71
Other long-term liabilities (Note 12)	2,718	2,707

	12,523	12,708

Total liabilities	15,441	15,448

Contingencies and Commitments (Notes 24, 25)
Subsequent Events (Note 27)

Noncontrolling interest subject to redemption	21	22

Equity
Common shares (Note 18)	5,631	5,631
Preferred shares (Note 18)	418	418
Additional paid-in capital	55	49
Retained earnings	4,181	4,090
Accumulated other comprehensive loss	(7)	(7)

Hydro One shareholders’ equity	10,278	10,181

Noncontrolling interest	49	50

Total equity	10,327	10,231

	25,789	25,701

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

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HYDRO ONE LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (unaudited)

For the three months ended March 31, 2018 and 2017

Three months ended March 31, 2018 (millions of Canadian dollars)	Common Shares	Preferred Shares	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Hydro One Shareholders’ Equity	Non- controlling Interest	Total Equity
January 1, 2018	5,631	418	49	4,090	(7)	10,181	50	10,231
Net income	—	—	—	227	—	227	1	228
Distributions to noncontrolling interest	—	—	—	—	—	—	(2)	(2)
Dividends on preferred shares	—	—	—	(5)	—	(5)	—	(5)
Dividends on common shares	—	—	—	(131)	—	(131)	—	(131)
Stock-based compensation	—	—	6	—	—	6	—	6

March 31, 2018	5,631	418	55	4,181	(7)	10,278	49	10,327

Three months ended March 31, 2017 (millions of Canadian dollars)	Common Shares	Preferred Shares	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Hydro One Shareholders’ Equity	Non- controlling Interest	Total Equity
January 1, 2017	5,623	418	34	3,950	(8)	10,017	50	10,067
Net income	—	—	—	172	—	172	1	173
Other comprehensive income	—	—	—	—	1	1	—	1
Dividends on preferred shares	—	—	—	(5)	—	(5)	—	(5)
Dividends on common shares	—	—	—	(125)	—	(125)	—	(125)
Stock-based compensation	—	—	6	—	—	6	—	6

March 31, 2017	5,623	418	40	3,992	(7)	10,066	51	10,117

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

3

HYDRO ONE LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

For the three months ended March 31, 2018 and 2017

Three months ended March 31 (millions of Canadian dollars)	2018	2017

Operating activities
Net income	228	173
Environmental expenditures	(4)	(4)
Adjustments for non-cash items:
Depreciation and amortization (excluding asset removal costs)	179	174
Regulatory assets and liabilities	8	31
Deferred income taxes	35	20
Unrealized gain on foreign exchange contract	(27)	—
Other	3	—
Changes in non-cash balances related to operations (Note 23)	(46)	77

Net cash from operating activities	376	471

Financing activities
Short-term notes issued	1,172	572
Short-term notes repaid	(1,109)	(590)
Dividends paid	(136)	(130)
Distributions paid to noncontrolling interest	(3)	—

Net cash used in financing activities	(76)	(148)

Investing activities
Capital expenditures (Note 23)
Property, plant and equipment	(286)	(335)
Intangible assets	(14)	(14)
Capital contributions received	—	7
Other	3	(8)

Net cash used in investing activities	(297)	(350)

Net change in cash and cash equivalents	3	(27)
Cash and cash equivalents, beginning of period	25	50

Cash and cash equivalents, end of period	28	23

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

4

HYDRO ONE LIMITED

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

For the three months ended March 31, 2018 and 2017

1.	DESCRIPTION OF THE BUSINESS

Hydro One Limited (Hydro One or the Company) was incorporated on August 31, 2015, under the Business Corporations Act (Ontario). On October 31, 2015, the Company acquired Hydro One Inc., a company previously wholly-owned by the Province of Ontario (Province). The acquisition of Hydro One Inc. by Hydro One was accounted for as a common control transaction and Hydro One is a continuation of business operations of Hydro One Inc. At March 31, 2018, the Province held approximately 47.4% (December 31, 2017 - 47.4%) of the common shares of Hydro One. The principal businesses of Hydro One are the transmission and distribution of electricity to customers within Ontario.

Earnings for interim periods may not be indicative of results for the year due to the impact of seasonal weather conditions on customer demand and market pricing.

Rate Setting

Transmission

In December 2017, the Ontario Energy Board (OEB) approved Hydro One Networks Inc.‘s (Hydro One Networks) 2018 rates revenue requirement of $1,511 million. See Note 10 - Regulatory Assets and Liabilities for additional information.

On May 10, 2018, the OEB issued its Decision and Rate Order on B2M LP’s 2018 transmission application reflecting revenue requirement of $36 million, effective January 1, 2018.

Distribution

In March 2017, Hydro One Networks filed an application with the OEB for 2018-2022 distribution rates, requesting revenue requirements of $1,517 million for 2018, $1,564 million for 2019, $1,611 million for 2020, $1,684 million for 2021, and $1,726 million for 2022. The OEB approval is pending.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

These unaudited condensed interim Consolidated Financial Statements (Consolidated Financial Statements) include the accounts of the Company and its subsidiaries. Intercompany transactions and balances have been eliminated.

Basis of Accounting

These Consolidated Financial Statements are prepared and presented in accordance with United States (US) Generally Accepted Accounting Principles (GAAP) for interim financial statements and in Canadian dollars.

The accounting policies applied are consistent with those outlined in Hydro One’s annual audited consolidated financial statements for the year ended December 31, 2017, with the exception of the adoption of new accounting standards as described below and in Note 3. These Consolidated Financial Statements reflect adjustments, that are, in the opinion of management, necessary to reflect fairly the financial position and results of operations for the respective periods. These Consolidated Financial Statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the 2017 annual audited consolidated financial statements.

Revenue Recognition

The Company adopted Accounting Standard Codification (ASC) 606 - Revenue from Contracts with Customers on January 1, 2018 using the retrospective method, without the election of any practical expedients. There was no material impact to the Company’s revenue recognition policy as a result of adopting ASC 606.

Nature of Revenues

Transmission revenues are collected through OEB-approved rates, which are based on an approved revenue requirement that includes a rate of return. Such revenue is recognized as electricity is transmitted and delivered to customers.

Distribution revenues attributable to the delivery of electricity are based on OEB-approved distribution rates and are recognized on an accrual basis and include billed and unbilled revenues. Billed revenues are based on electricity delivered as measured from customer meters. At the end of each month, electricity delivered to customers since the date of the last billed meter reading is estimated, and the corresponding unbilled revenue is recorded. The unbilled revenue estimate is affected by energy consumption, weather, and changes in the composition of customer classes.

Distribution revenue also includes an amount relating to rate protection for rural, residential, and remote customers, which is received from the Independent Electricity System Operator (IESO) based on a standardized customer rate that is approved by the OEB.

Revenues also include amounts related to sales of other services and equipment. Such revenue is recognized as services are rendered or as equipment is delivered. Revenues are recorded net of indirect taxes.

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HYDRO ONE LIMITED

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three months ended March 31, 2018 and 2017

Employee Future Benefits

The Company adopted Accounting Standard Update (ASU) 2017-07 on January 1, 2018. The Company used the retrospective method for guidance relating to the presentation of the service cost component and the other components of net periodic pension and post-retirement benefit costs in the Statement of Operations and Comprehensive Income. There was no change in presentation in the Statement of Operations and Comprehensive Income. The Company used the prospective method for guidance relating to the capitalization of the service cost component of net periodic pension and post-retirement and post-employment benefit costs in assets. Upon adoption of ASU 2017-07, the Company recognized the Post-Retirement and Post-Employment Benefits Non-Service Costs Regulatory Asset. See Note 10 - Regulatory Assets and Liabilities for additional information.

Defined Benefit Pension

Defined benefit pension costs are recorded on an accrual basis for financial reporting purposes. Hydro One records a regulatory asset equal to the net underfunded projected benefit obligation for its defined benefit pension plan. Defined benefit pension costs are attributed to labour and a portion not exceeding the service cost component of accrual basis defined benefit pension costs is capitalized as part of the cost of property, plant and equipment and intangible assets. The remaining defined benefit pension costs are charged to results of operations (operation, maintenance and administration costs).

Post-Retirement and Post-Employment Benefits

All post-retirement and post-employment benefit costs are attributed to labour and are either charged to results of operations (operation, maintenance and administration costs) or capitalized as part of the cost of property, plant and equipment and intangible assets for service cost component and to regulatory assets for all other components of the benefit costs, consistent with their inclusion in OEB-approved rates.

3.	NEW ACCOUNTING PRONOUNCEMENTS

The following tables present ASUs and ASC guidance issued by the Financial Accounting Standards Board that are applicable to Hydro One:

Recently Adopted Accounting Guidance

Guidance	Date issued	Description	Effective date	Impact on Hydro One
ASC Topic 606	May 2014 – November 2017

ASC Topic 606 Revenue from Contracts with Customers replaced ASC Topic 605 Revenue Recognition. ASC Topic 606 provides guidance on revenue recognition relating to the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services.

			January 1, 2018	Hydro One adopted ASC 606 on January 1, 2018 using the retrospective method, without the election of any practical expedients. The Company has included the disclosure requirements of ASC 606 for interim periods in the year of adoption.
ASU 2017-07	March 2017

Service cost components of net benefit cost associated with defined benefit plans are required to be reported in the same line as other compensation costs arising from services rendered by the Company’s employees. All other components of net benefit cost are to be presented in the income statement separately from the service cost component. Only the service cost component is eligible for capitalization where applicable.

			January 1, 2018	Hydro One applied for a regulatory deferral account to maintain the capitalization of post-employment benefit related costs and as such, there is no material impact upon adoption.

Recently Issued Accounting Guidance Not Yet Adopted

ASU	Date issued	Description	Effective date	Anticipated impact on Hydro One
2016-02 2018-01	February 2016 – January 2018

Lessees are required to recognize the rights and obligations resulting from operating leases as assets (right to use the underlying asset for the term of the lease) and liabilities (obligation to make future lease payments) on the balance sheet. ASU 2018-01 permits an entity to elect an optional practical expedient to not evaluate under ASC Topic 842 land easements that exist or expired before the entity’s adoption of ASC Topic 842 and that were not previously accounted for as leases under ASC Topic 840.

			January 1, 2019	An initial assessment is currently underway encompassing a review of existing leases, which will be followed by a review of relevant contracts. No quantitative determination has been made at this time. The Company is on track for implementation of this standard by the effective date.

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HYDRO ONE LIMITED

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three months ended March 31, 2018 and 2017

4.	BUSINESS COMBINATIONS

Avista Corporation Purchase Agreement

In July 2017, Hydro One reached an agreement to acquire Avista Corporation (Merger) for approximately $6.7 billion in an all-cash transaction. Avista Corporation is an investor-owned utility providing electric generation, transmission, and distribution services. It is headquartered in Spokane, Washington, with service areas in Washington, Idaho, Oregon, Montana and Alaska. The closing of the Merger is subject to receipt of certain regulatory and government approvals, and the satisfaction of customary closing conditions. See Note 14 - Convertible Debentures and Note 15 - Fair Value of Financial Instruments and Risk Management for details of convertible debentures and foreign exchange contract, respectively, related to financing of the Merger.

5.	DEPRECIATION AND AMORTIZATION

Three months ended March 31 (millions of dollars)	2018	2017
Depreciation of property, plant and equipment	158	155
Asset removal costs	18	21
Amortization of intangible assets	17	15
Amortization of regulatory assets	4	4
	197	195

6.	INCOME TAXES

Income tax expense differs from the amount that would have been recorded using the combined Canadian federal and Ontario statutory income tax rate. The reconciliation between the statutory and the effective tax rates is provided as follows:

Three months ended March 31 (millions of dollars)	2018	2017
Income before income taxes	270	200
Income taxes at statutory rate of 26.5% (2017 - 26.5%)	72	53
Increase (decrease) resulting from:
Net temporary differences recoverable in future rates charged to customers:
Capital cost allowance in excess of depreciation and amortization	(12)	(11)
Overheads capitalized for accounting but deducted for tax purposes	(5)	(4)
Interest capitalized for accounting but deducted for tax purposes	(4)	(4)
Pension contributions in excess of pension expense	(3)	(5)
Environmental expenditures	(2)	(3)
Other	(1)	—

Net temporary differences	(27)	(27)
Net permanent differences	(3)	1

Total income taxes	42	27

Effective income tax rate	15.6%	13.5%

7.	ACCOUNTS RECEIVABLE

(millions of dollars)	March 31, 2018	December 31, 2017
Accounts receivable – billed	307	298
Accounts receivable – unbilled	307	367

Accounts receivable, gross	614	665
Allowance for doubtful accounts	(26)	(29)

Accounts receivable, net	588	636

The following table shows the movements in the allowance for doubtful accounts for the three months ended March 31, 2018 and the year ended December 31, 2017:

(millions of dollars)	Three months ended March 31, 2018	Year ended December 31, 2017
Allowance for doubtful accounts – beginning	(29)	(35)
Write-offs	8	25
Additions to allowance for doubtful accounts	(5)	(19)

Allowance for doubtful accounts – ending	(26)	(29)

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HYDRO ONE LIMITED

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three months ended March 31, 2018 and 2017

8.	OTHER CURRENT ASSETS

(millions of dollars)	March 31, 2018	December 31, 2017
Regulatory assets	49	46
Materials and supplies	20	18
Prepaid expenses and other assets	50	41
Derivative instrument - foreign exchange contract	24	—

	143	105

9.	PROPERTY, PLANT AND EQUIPMENT

(millions of dollars)	March 31, 2018	December 31, 2017
Property, plant and equipment	29,025	29,025
Less: accumulated depreciation	(10,490)	(10,455)

	18,535	18,570
Construction in progress	1,372	1,215
Future use land, components and spares	162	162

	20,069	19,947

10.	REGULATORY ASSETS AND LIABILITIES

Deferred Income Tax Regulatory Asset

On September 28, 2017, the OEB issued its Decision and Order on Hydro One Networks’ 2017 and 2018 transmission rates revenue requirements (Decision). In its Decision, the OEB concluded that the net deferred tax asset resulting from transition from the payments in lieu of tax regime under the Electricity Act (Ontario) to tax payments under the federal and provincial tax regime should not accrue entirely to Hydro One’s shareholders and that a portion should be shared with ratepayers. On November 9, 2017, the OEB issued a Decision and Order that calculated the portion of the tax savings that should be shared with ratepayers. The OEB’s calculation would result in an impairment of Hydro One Networks’ transmission deferred income tax regulatory asset of up to approximately $515 million. If the OEB were to apply the same calculation for sharing in Hydro One Networks’ 2018-2022 distribution rates, for which a decision is currently outstanding, it would result in an additional impairment of up to approximately $370 million related to Hydro One Networks’ distribution deferred income tax regulatory asset. In October 2017, the Company filed a Motion to Review and Vary (Motion) the Decision and filed an appeal with the Divisional Court of Ontario (Appeal). On December 19, 2017, the OEB granted a hearing of the merits of the Motion which was held on February 12, 2018. In both cases, the Company’s position is that the OEB made errors of fact and law in its determination of allocation of the tax savings between the shareholders and ratepayers. The Appeal is being held in abeyance pending the outcome of the Motion. If the Decision is upheld, based on the facts known at this time, the exposure from the potential impairments would be a one-time decrease in net income of up to approximately $885 million. Based on the assumptions that the OEB applies established rate making principles in a manner consistent with its past practice and does not exercise its discretion to take other policy considerations into account, management is of the view that it is likely that the Company’s Motion will be granted and the aforementioned tax savings will be allocated to the benefit of Hydro One shareholders.

Foregone Revenue Deferral

As part of its September 2017 decision on Hydro One Networks’ transmission rate application for 2017 and 2018 rates, the OEB approved the foregone revenue account to record the difference between revenue earned under the rates approved as part of the decision, effective January 1, 2017, and revenue earned under the interim rates until the approved 2017 rates were implemented. The OEB approved a similar account for B2M LP in June 2017 to record the difference between revenue earned under the newly approved rates, effective January 1, 2017, and the revenue recorded under the interim 2017 rates. The balances of these accounts are being returned to or recovered from ratepayers, respectively, over a one-year period ending December 31, 2018. The draft rate order submitted by Hydro One Networks was approved by the OEB in November 2017. This draft rate order reflects the September 2017 decision, including a reduction of the amount of cash taxes approved for recovery in transmission rates due to the OEB’s basis to share the savings resulting from a deferred tax asset with ratepayers. The Company’s position in the aforementioned Motion is that the OEB made errors of fact and law in its determination of allocation of the tax savings between the shareholders and ratepayers. Therefore, the Company has also reflected the impact of the Company’s position with respect to the Motion in the Foregone Revenue Deferral account. The timing for recovery of this impact will be determined as part of the outcome of the Motion.

Post-Retirement and Post-Employment Benefits Non-Service Cost Regulatory Asset

Hydro One applied to the OEB for a deferral account to record the components other than service costs relating to its post-retirement and post-employment benefits that would have been capitalized to property, plant and equipment and intangible assets prior to adoption of ASU 2017-07. In May 2018, the OEB approved the deferral account for Hydro One Networks’ Transmission Business.

8

HYDRO ONE LIMITED

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three months ended March 31, 2018 and 2017

It is expected that the deferral account application for Hydro One Networks’ Distribution business will be considered as part of Hydro One Networks’ application for 2018-2022 distribution rates, OEB approval of which is currently pending. Hydro One has recorded the components other than service costs relating to its post-retirement and post-employment benefits that would have been capitalized to property, plant and equipment and intangible assets in the Post-Retirement and Post-Employment Benefits Non-Service Cost Regulatory Asset.

11.	ACCOUNTS PAYABLE AND OTHER CURRENT LIABILITIES

(millions of dollars)	March 31, 2018	December 31, 2017
Accounts payable	143	177
Accrued liabilities	606	572
Accrued interest	116	99
Regulatory liabilities	46	57

	911	905

12.	OTHER LONG-TERM LIABILITIES

(millions of dollars)	March 31, 2018	December 31, 2017
Post-retirement and post-employment benefit liability	1,534	1,519
Pension benefit liability	982	981
Environmental liabilities (Note 17)	162	168
Asset retirement obligations	9	9
Long-term accounts payable and other liabilities	31	30

	2,718	2,707

13.	DEBT AND CREDIT AGREEMENTS

Short-Term Notes and Credit Facilities

Hydro One meets its short-term liquidity requirements in part through the issuance of commercial paper under Hydro One Inc.’s Commercial Paper Program which has a maximum authorized amount of $1.5 billion. These short-term notes are denominated in Canadian dollars with varying maturities up to 365 days. The Commercial Paper Program is supported by Hydro One Inc.’s committed revolving credit facilities totalling $2.3 billion.

At March 31, 2018, Hydro One’s consolidated committed, unsecured and undrawn credit facilities totalling $2,550 million included Hydro One’s credit facilities of $250 million and Hydro One Inc.’s credit facilities of $2.3 billion.

Long-Term Debt

The following table presents long-term debt outstanding at March 31, 2018 and December 31, 2017:

(millions of dollars)	March 31, 2018	December 31, 2017
Hydro One Inc. long-term debt (a)	9,923	9,923
HOSSM long-term debt (b)	175	176

	10,098	10,099
Add: Net unamortized debt premiums	14	14
Add: Unrealized mark-to-market gain[1]	(9)	(9)
Less: Unamortized deferred debt issuance costs	(37)	(37)

Total long-term debt	10,066	10,067

Less: Long-term debt payable within one year	(981)	(752)

	9,085	9,315

[1]

The unrealized mark-to-market net gain relates to $50 million of the Series 33 notes due 2020 and $500 million Series 37 notes due 2019. The unrealized mark-to- market net gain is offset by a $9 million (December 31, 2017 - $9 million) unrealized mark-to-market net loss on the related fixed-to-floating interest-rate swap agreements, which are accounted for as fair value hedges.

(a)	Hydro One Inc. long-term debt

At March 31, 2018, long-term debt of $9,923 million (December 31, 2017 - $9,923 million) was outstanding, the majority of which was issued under Hydro One Inc.’s Medium Term Note (MTN) Program. The maximum authorized principal amount of notes issuable under the current MTN Program prospectus filed in March 2018 is $4.0 billion. At March 31, 2018, the entire

9

HYDRO ONE LIMITED

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three months ended March 31, 2018 and 2017

amount remained available for issuance until April 2020. During the three months ended March 31, 2018 and 2017, no long-term debt was issued or repaid.

(b)	Hydro One Sault Ste. Marie LP (HOSSM) long-term debt

At March 31, 2018, long-term debt of $175 million (December 31, 2017 - $176 million), with a face value of $146 million (December 31, 2017 - $146 million) was held by HOSSM. During the three months ended March 31, 2018 and 2017, no long-term debt was issued or repaid.

Principal and Interest Payments

Principal repayments and related weighted average interest rates are summarized by the number of years to maturity in the following table:

	Long-term Debt Principal Repayments	Weighted Average Interest Rate
Years to Maturity	(millions of dollars)	(%)
1 year	981	2.6
2 years	503	1.5
3 years	1,153	2.5
4 years	603	3.2
5 years	3	6.6

	3,243	2.5
6 – 10 years	631	3.5
Over 10 years	6,195	5.2

	10,069	4.2

Interest payment obligations related to long-term debt are summarized by year in the following table:

Interest Payments
Year	(millions of dollars)
Remainder of 2018	365
2019	402
2020	384
2021	370
2022	355

1,876
2023-2027	1,672
2028+	4,081

7,629

14.	CONVERTIBLE DEBENTURES

On August 9, 2017, in connection with the acquisition of Avista Corporation, the Company completed the sale of $1,540 million aggregate principal amount of convertible unsecured subordinated debentures (Convertible Debentures). The Convertible Debentures were sold on an instalment basis at a price of $1,000 per Convertible Debenture, of which $333 (Initial Instalment) was paid on closing of the Debenture Offering and the remaining $667 (Final Instalment) is payable on a date (Final Instalment Date) to be fixed by the Company following satisfaction of conditions precedent to the closing of the acquisition of Avista Corporation. The gross proceeds received from the Initial Instalment were $513 million. The Convertible Debentures will mature on September 30, 2027. A coupon rate of 4% is paid on the $1,540 million aggregate principal amount of the Convertible Debentures, and based on the carrying value of the Initial Instalment, this translates into an effective annual yield of 12%. After the Final Instalment Date, the interest rate will be 0%. The interest expense recorded during the three months ended March 31, 2018 was $15 million (2017—$nil). At the option of the holders and provided that payment of the Final Instalment has been made, each Convertible Debenture will be convertible into common shares of the Company at any time on or after the Final Instalment Date, but prior to the earlier of maturity or redemption by the Company, at a conversion price of $21.40 per common share.

10

HYDRO ONE LIMITED

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three months ended March 31, 2018 and 2017

The following table shows the movements in convertible debentures during the three months ended March 31, 2018 and the year ended December 31, 2017:

(millions of dollars)	Three months ended March 31, 2018	Year ended December 31, 2017
Carrying value - beginning	487	—
Receipt of Initial Instalment, net of deferred financing costs	—	486
Amortization of deferred financing costs	1	1

Carrying value - ending	488	487

Face value - ending	513	513

15.	FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Non-Derivative Financial Assets and Liabilities

At March 31, 2018 and December 31, 2017, the Company’s carrying amounts of cash and cash equivalents, accounts receivable, due from related parties, short-term notes payable, accounts payable, and due to related parties are representative of fair value due to the short-term nature of these instruments.

Fair Value Measurements of Long-Term Debt

The fair values and carrying values of the Company’s long-term debt at March 31, 2018 and December 31, 2017 are as follows:

	March 31, 2018		December 31, 2017
(millions of dollars)	Carrying Value	Fair Value	Carrying Value	Fair Value
$50 million of MTN Series 33 notes	49	49	49	49
$500 million MTN Series 37 notes	492	492	492	492
Other notes and debentures	9,525	10,906	9,526	11,027

Long-term debt, including current portion	10,066	11,447	10,067	11,568

Fair Value Measurements of Derivative Instruments

At March 31, 2018, Hydro One Inc. had interest-rate swaps in the amount of $550 million (December 31, 2017 – $550 million) that were used to convert fixed-rate debt to floating-rate debt. These swaps are classified as fair value hedges. Hydro One Inc.’s fair value hedge exposure was approximately 6% (December 31, 2017 – 6%) of its total long-term debt. At March 31, 2018, Hydro One Inc. had the following interest-rate swaps designated as fair value hedges:

•	a $50 million fixed-to-floating interest-rate swap agreement to convert $50 million of the $350 million MTN Series 33 notes maturing April 30, 2020 into three-month variable rate debt; and

•	two $125 million and one $250 million fixed-to-floating interest-rate swap agreements to convert the $500 million MTN Series 37 notes maturing November 18, 2019 into three-month variable rate debt.

At March 31, 2018 and December 31, 2017, the Company had no interest-rate swaps classified as undesignated contracts.

In October 2017, the Company entered into a deal-contingent foreign exchange forward contract to convert $1.4 billion Canadian to US dollars at an initial forward rate of 1.27486 Canadian per 1.00 US dollars, and a range up to 1.28735 Canadian per 1.00 US dollars based on the settlement date. The contract is contingent on the Company closing the proposed Avista Corporation acquisition and is intended to mitigate the foreign currency risk related to the portion of the Avista Corporation acquisition purchase price financed with the issuance of Convertible Debentures. If the acquisition does not close, the contract would not be completed and no amounts would be exchanged. The contract can be executed upon approval of the acquisition up to March 31, 2019. This contract is an economic hedge and does not qualify for hedge accounting. It has been accounted for as an undesignated contract.

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HYDRO ONE LIMITED

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three months ended March 31, 2018 and 2017

Fair Value Hierarchy

The fair value hierarchy of financial assets and liabilities at March 31, 2018 and December 31, 2017 is as follows:

March 31, 2018 (millions of dollars)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	28	28	28	—	—
Derivative instrument
Foreign exchange contract	24	24	—	—	24

	52	52	28	—	24

Liabilities:
Short-term notes payable	989	989	989	—	—
Long-term debt, including current portion	10,066	11,447	—	11,447	—
Convertible debentures	488	491	491	—	—
Derivative instruments
Fair value hedges – interest-rate swaps	9	9	9	—	—

	11,552	12,936	1,489	11,447	—

December 31, 2017 (millions of dollars)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	25	25	25	—	—

	25	25	25	—	—

Liabilities:
Short-term notes payable	926	926	926	—	—
Long-term debt, including current portion	10,067	11,568	—	11,568	—
Convertible debentures	487	574	574	—	—
Derivative instruments
Fair value hedges – interest-rate swaps	9	9	9	—	—
Foreign exchange contract	3	3	—	—	3

	11,492	13,080	1,509	11,568	3

Cash and cash equivalents include cash and short-term investments. The carrying values are representative of fair value because of the short-term nature of these instruments.

The fair value of the hedged portion of the long-term debt is primarily based on the present value of future cash flows using a swap yield curve to determine the assumption for interest rates. The fair value of the unhedged portion of the long-term debt is based on unadjusted period-end market prices for the same or similar debt of the same remaining maturities.

The fair value of the convertible debentures is based on their closing price on March 29, 2018 (last business day in March 2018), as posted on the Toronto Stock Exchange.

The Company uses derivative instruments as an economic hedge for foreign exchange risk. The value of the foreign exchange contract is derived using valuation models commonly used for derivatives. These valuation models require a variety of inputs, including contractual terms, forward price yield curves, probability of closing the Avista Corporation acquisition, and the contract settlement date. The Company’s valuation models also reflect measurements for credit risk. The fair value of the foreign exchange contract includes significant unobservable inputs, and therefore has been classified accordingly as Level 3. The significant unobservable inputs used in the fair value measurement of the foreign exchange contract relates to the assessment of probability of closing the Avista Corporation acquisition and the contract settlement date.

Changes in the Fair Value of Financial Instruments Classified in Level 3

The following table summarizes the changes in fair value of financial instruments classified in Level 3 for the three months ended March 31, 2018 and the year ended December 31, 2017:

(millions of dollars)	Three months ended March 31, 2018	Year ended December 31, 2017
Fair value of asset (liability) - beginning	(3)	—
Unrealized gain (loss) on foreign exchange contract included in financing charges	27	(3)

Fair value of asset (liability) - ending	24	(3)

There were no transfers between any of the fair value levels during the three months ended March 31, 2018 and the year ended December 31, 2017.

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HYDRO ONE LIMITED

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three months ended March 31, 2018 and 2017

Risk Management

Exposure to market risk, credit risk and liquidity risk arises in the normal course of the Company’s business.

Market Risk

Market risk refers primarily to the risk of loss which results from changes in costs, foreign exchange rates and interest rates. The Company is exposed to fluctuations in interest rates, as its regulated return on equity is derived using a formulaic approach that takes anticipated interest rates into account. The Company is not currently exposed to material commodity price risk.

The Company uses a combination of fixed and variable-rate debt to manage the mix of its debt portfolio. The Company also uses derivative financial instruments to manage interest-rate risk. The Company utilizes interest-rate swaps, which are typically designated as fair value hedges, as a means to manage its interest rate exposure to achieve a lower cost of debt. The Company may also utilize interest-rate derivative instruments to lock in interest-rate levels in anticipation of future financing.

A hypothetical 100 basis points increase in interest rates associated with variable-rate debt would not have resulted in a significant decrease in Hydro One’s net income for the three months ended March 31, 2018 and 2017.

The Company is exposed to foreign exchange fluctuations as a result of entering into a deal-contingent foreign exchange forward agreement. This agreement is intended to mitigate the foreign currency risk related to the portion of the Avista Corporation acquisition purchase price financed with the issuance of Convertible Debentures.

For derivative instruments that are designated and qualify as fair value hedges, the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in the Consolidated Statements of Operations and Comprehensive Income. The net unrealized loss (gain) on the hedged debt and the related interest-rate swaps for the three months ended March 31, 2018 and 2017 was not material.

Credit Risk

Financial assets create a risk that a counterparty will fail to discharge an obligation, causing a financial loss. At March 31, 2018 and December 31, 2017, there were no significant concentrations of credit risk with respect to any class of financial assets. The Company’s revenue is earned from a broad base of customers. As a result, Hydro One did not earn a material amount of revenue from any single customer. At March 31, 2018 and December 31, 2017, there was no material accounts receivable balance due from any single customer.

At March 31, 2018, the Company’s provision for bad debts was $26 million (December 31, 2017 – $29 million). Adjustments and write-offs are determined on the basis of a review of overdue accounts, taking into consideration historical experience. At March 31, 2018, approximately 5% (December 31, 2017 – 5%) of the Company’s net accounts receivable were outstanding for more than 60 days.

Hydro One manages its counterparty credit risk through various techniques including: entering into transactions with highly rated counterparties; limiting total exposure levels with individual counterparties; entering into master agreements which enable net settlement and the contractual right of offset; and monitoring the financial condition of counterparties. The Company monitors current credit exposure to counterparties both on an individual and an aggregate basis. The Company’s credit risk for accounts receivable is limited to the carrying amounts on the Consolidated Balance Sheets.

Derivative financial instruments result in exposure to credit risk since there is a risk of counterparty default. The credit exposure of derivative contracts, before collateral, is represented by the fair value of contracts at the reporting date. At March 31, 2018 and December 31, 2017, the counterparty credit risk exposure on the fair value of these interest-rate swap contracts was not material. At March 31, 2018, Hydro One’s credit exposure for all derivative instruments, and applicable payables and receivables, had a credit rating of investment grade, with four financial institutions as the counterparties.

Liquidity Risk

Liquidity risk refers to the Company’s ability to meet its financial obligations as they come due. Hydro One meets its short-term liquidity requirements using cash and cash equivalents on hand, funds from operations, the issuance of commercial paper, and the revolving standby credit facilities. The short-term liquidity under the Commercial Paper Program, revolving standby credit facilities, and anticipated levels of funds from operations are expected to be sufficient to fund normal operating requirements.

16. PENSION AND POST-RETIREMENT AND POST-EMPLOYMENT BENEFITS

Estimated annual defined benefit pension plan contributions for 2018 and 2019 are approximately $71 million for each year based on an actuarial valuation as at December 31, 2016 and projected levels of pensionable earnings. Employer contributions made during the three months ended March 31, 2018 were $18 million (2017 – $28 million).

13

HYDRO ONE LIMITED

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three months ended March 31, 2018 and 2017

The following table provides the components of the net periodic benefit costs for the three months ended March 31, 2018 and 2017:

	Pension Benefits		Post-Retirement and Post-Employment Benefits
Three months ended March 31 (millions of dollars)	2018	2017	2018	2017
Current service cost	44	36	12	12
Interest cost	71	76	14	17
Expected return on plan assets, net of expenses[1]	(117)	(110)	—	—
Amortization of actuarial losses	21	20	1	2

Net periodic benefit costs	19	22	27	31

Charged to results of operations[2]	9	13	12	14

1	The expected long-term rate of return on pension plan assets for the year ending December 31, 2018 is 6.5% (2017 – 6.5%).

2

The Company accounts for pension costs consistent with their inclusion in OEB-approved rates. During the three months ended March 31, 2018, pension costs of $21 million (2017 – $30 million) were attributed to labour, of which $9 million (2017 – $13 million) was charged to operations, and $12 million (2017 – $17 million) was capitalized as part of the cost of property, plant and equipment and intangible assets.

17.	ENVIRONMENTAL LIABILITIES

The following table shows the movements in environmental liabilities for the three months ended March 31, 2018 and the year ended December 31, 2017:

(millions of dollars)	Three months ended March 31, 2018	Year ended December 31, 2017
Environmental liabilities – beginning	196	204
Interest accretion	2	8
Expenditures	(4)	(24)
Revaluation adjustment	—	8

Environmental liabilities – ending	194	196
Less: current portion	(32)	(28)

	162	168

The following table shows the reconciliation between the undiscounted basis of environmental liabilities and the amount recognized on the Consolidated Balance Sheets after factoring in the discount rate:

(millions of dollars)	March 31, 2018	December 31, 2017
Undiscounted environmental liabilities	202	206
Less: discounting environmental liabilities to present value	(8)	(10)

Discounted environmental liabilities	194	196

At March 31, 2018, the estimated future environmental expenditures were as follows:

(millions of dollars)
Remainder of 2018	24
2019	27
2020	32
2021	34
2022	31
Thereafter	54

202

18. SHARE CAPITAL

Common Shares

The Company is authorized to issue an unlimited number of common shares. At March 31, 2018, the Company had 595,386,711 common shares issued and outstanding (December 31, 2017 - 595,386,711).

Preferred Shares

The Company is authorized to issue an unlimited number of preferred shares, issuable in series. At March 31, 2018 and December 31, 2017, two series of preferred shares are authorized for issuance: the Series 1 preferred shares and the Series 2 preferred shares.

14

HYDRO ONE LIMITED

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three months ended March 31, 2018 and 2017

At March 31, 2018 and December 31, 2017, the Company had 16,720,000 Series 1 preferred shares and no Series 2 preferred shares issued and outstanding.

19.	DIVIDENDS

During the three months ended March 31, 2018, preferred share dividends in the amount of $5 million (2017 - $5 million) and common share dividends in the amount of $131 million (2017 - $125 million) were declared and paid.

20.	EARNINGS PER COMMON SHARE

Basic earnings per common share (EPS) is calculated by dividing net income attributable to common shareholders of Hydro One by the weighted average number of common shares outstanding.

Diluted EPS is calculated by dividing net income attributable to common shareholders of Hydro One by the weighted average number of common shares outstanding adjusted for the effects of potentially dilutive stock-based compensation plans, including the share grant plans and the Long-term Incentive Plan (LTIP), which are calculated using the treasury stock method.

Three months ended March 31	2018	2017
Net income attributable to common shareholders (millions of dollars)	222	167
Weighted average number of shares
Basic	595,386,711	595,000,000
Effect of dilutive stock-based compensation plans	2,322,393	2,257,005

Diluted	597,709,104	597,257,005
EPS
Basic	$0.37	$0.28
Diluted	$0.37	$0.28

The common shares contingently issuable as a result of the Convertible Debentures are not included in diluted EPS until conditions for closing the Avista Corporation acquisition are met.

21.	STOCK-BASED COMPENSATION

Share Grant Plans

There were no changes in share grants under the Share Grant Plans during the three months ended March 31, 2018 and 2017.

Directors’ Deferred Share Unit (DSU) Plan

A summary of DSUs activity under the Directors’ DSU Plan during the three months ended March 31, 2018 and 2017 is presented below:

Three months ended March 31 (number of DSUs)	2018	2017
DSUs outstanding - beginning	187,090	99,083
Granted	27,753	20,680

DSUs outstanding - ending	214,843	119,763

At March 31, 2018, a liability of $4 million (December 31, 2017 - $4 million) related to outstanding DSUs has been recorded at the closing price of the Company’s common shares of $20.92 (December 31, 2017 - $22.40) and is included in long-term accounts payable and other liabilities on the Consolidated Balance Sheets.

Management DSU Plan

A summary of DSUs activity under the Management DSU Plan during the three months ended March 31, 2018 and 2017 is presented below:

Three months ended March 31 (number of DSUs)	2018	2017
DSUs outstanding - beginning	67,829	—
Granted	36,809	66,952

DSUs outstanding - ending	104,638	66,952

At March 31, 2018, a liability of $2 million (December 31, 2017 - $2 million) related to outstanding DSUs has been recorded at the closing price of the Company’s common shares of $20.92 (December 31, 2017 - $22.40) and is included in long-term accounts payable and other liabilities on the Consolidated Balance Sheets.

15

HYDRO ONE LIMITED

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three months ended March 31, 2018 and 2017

LTIP

Performance Share Units (PSU) and Restricted Share Units (RSU)

A summary of PSU and RSU awards activity under the LTIP during the three months ended March 31, 2018 and 2017 is presented below:

	PSUs		RSUs
Three months ended March 31 (number of units)	2018	2017	2018	2017
Units outstanding - beginning	429,980	230,600	393,430	254,150
Granted	427,940	267,450	332,440	218,950
Forfeited	(13,220)	(14,435)	(9,880)	(15,885)

Units outstanding - ending	844,700	483,615	715,990	457,215

The grant date total fair value of the awards granted during the three months ended March 31, 2018 was $16 million (2017 - $12 million). The compensation expense related to these awards recognized by the Company during the three months ended March 31, 2018 was $2 million (2017 - $1 million).

Stock Options

The Company is authorized to grant stock options under its LTIP to certain eligible employees. During the three months ended March 31, 2018, the Company granted 1,450,880 stock options (2017 - nil). The stock options granted are exercisable for a period not to exceed seven years from the date of grant and vest evenly over a three-year period on each anniversary of the date of grant.

The Company uses the fair value based method to measure compensation expense related to stock options and recognizes the expense over the vesting period on a straight-line basis. The fair value of the stock option awards granted was estimated on the date of grant using a Black-Scholes valuation model.

Stock options granted and the weighted average assumptions used in the valuation model for options granted during the three months ended March 31, 2018 are as follows:

Exercise price[1]	$20.70
Grant date fair value per option	$1.66
Valuation assumptions:
Expected dividend yield[2]	3.78%
Expected volatility[3]	15.01%
Risk-free interest rate[4]	2.00%
Expected option term[5]	4.5 years

[1]	Hydro One common share price on the date of the grant.
[2]	Based on dividend and Hydro One common share price on the date of the grant.
[3]	Based on average daily volatility of peer entities for a 4.5-year term.
[4]	Based on bond yield for an equivalent Canadian government bond.
[5]	Determined using the option term and the vesting period.

A summary of stock options activity during the three months ended March 31, 2018 is presented below:

Three months ended March 31 (number of stock options)	2018
Stock options outstanding - beginning	—
Granted[1]	1,450,880

Stock options outstanding - ending[1]	1,450,880

[1]	All stock options granted and outstanding at March 31, 2018 are non-vested.

The compensation expense related to stock options recognized by the Company during the three months ended March 31, 2018 was not material. At March 31, 2018, there was $2 million of unrecognized compensation expense related to stock options not yet vested, which is expected to be recognized over a weighted average period of approximately three years.

16

HYDRO ONE LIMITED

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three months ended March 31, 2018 and 2017

22.	RELATED PARTY TRANSACTIONS

The Province is a shareholder of Hydro One with approximately 47.4% ownership at March 31, 2018. The IESO, Ontario Power Generation Inc. (OPG), Ontario Electricity Financial Corporation (OEFC), and the OEB, are related parties to Hydro One because they are controlled or significantly influenced by the Province.

Three months ended March 31 (millions of dollars)
Related Party	Transaction	2018	2017
Province	Dividends paid	67	92

IESO	Power purchased	513	651
	Revenues for transmission services	405	369
	Amounts related to electricity rebates	137	77
	Distribution revenues related to rural rate protection	57	61
	Distribution revenues related to the supply of electricity to remote northern communities	8	8
	Funding received related to Conservation and Demand Management programs	12	16

OPG	Power purchased	4	4
	Revenues related to provision of construction and equipment maintenance services	2	—

OEFC	Power purchased from power contracts administered by the OEFC	1	1

OEB	OEB fees	2	2

Sales to and purchases from related parties are based on the requirements of the OEB’s Affiliate Relationships Code. Outstanding balances at period end are interest-free and settled in cash.

23.	CONSOLIDATED STATEMENTS OF CASH FLOWS

The changes in non-cash balances related to operations consist of the following:

Three months ended March 31 (millions of dollars)	2018	2017
Accounts receivable	48	91
Due from related parties	10	(45)
Materials and supplies	(2)	—
Prepaid expenses and other assets	(9)	—
Accounts payable	(31)	(3)
Accrued liabilities	33	20
Due to related parties	(120)	(36)
Accrued interest	17	25
Long-term accounts payable and other liabilities	1	2
Post-retirement and post-employment benefit liability	7	23

	(46)	77

Capital Expenditures

The following tables reconcile investments in property, plant and equipment, intangible assets and regulatory assets and the amounts presented in the Consolidated Statements of Cash Flows for the three months ended March 31, 2018 and 2017:

Three months ended March 31, 2018 (millions of dollars)	Property, Plant and Equipment	Intangible Assets	Total
Capital investments	(293)	(12)	(305)
Net change in accruals included in capital investments[1]	7	(2)	5

Cash outflow for capital expenditures	(286)	(14)	(300)

[1]	For property, plant and equipment, the amount also includes capitalized depreciation.

Three months ended March 31, 2017 (millions of dollars)	Property, Plant and Equipment	Intangible Assets	Total
Capital investments	(337)	(13)	(350)
Net change in accruals included in capital investments[1]	2	(1)	1

Cash outflow for capital expenditures	(335)	(14)	(349)

[1]	For property, plant and equipment, the amount also includes capitalized depreciation.

17

HYDRO ONE LIMITED

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three months ended March 31, 2018 and 2017

Supplementary Information

Three months ended March 31 (millions of dollars)	2018	2017
Net interest paid	105	88
Income taxes paid	6	4

24.	CONTINGENCIES

Hydro One is involved in various lawsuits and claims in the normal course of business. In the opinion of management, the outcome of such matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

Hydro One Inc., Hydro One Networks, Hydro One Remote Communities Inc., and Norfolk Power Distribution Inc. are defendants in a class action suit in which the representative plaintiff is seeking up to $125 million in damages related to allegations of improper billing practices. The plaintiff’s motion for certification was dismissed by the court on November 28, 2017, but the plaintiff has appealed the court’s decision. The appeal is scheduled to be heard on October 16, 2018, and it is possible that no decision will be rendered by the appeal court until the first quarter of 2019. At this time, an estimate of a possible loss related to this claim cannot be made.

To date, four putative class action lawsuits were filed by purported Avista Corporation shareholders in relation to the Merger. First, Fink v. Morris, et al., was filed in Washington state court and the amended complaint names as defendants Avista Corporation’s directors, Hydro One, Olympus Holding Corp., Olympus Corp., and Bank of America Merrill Lynch. The suit alleges that Avista Corporation’s directors breached their fiduciary duties in relation to the Merger, aided and abetted by Hydro One, Olympus Holding Corp., Olympus Corp. and Bank of America Merrill Lynch. The Washington state court issued an order staying the litigation until after the plaintiffs file an amended complaint, which must be no later than 30 days after Avista Corporation or Hydro One publicly announces that the Merger has closed. Second, Jenß v. Avista Corp., et al., Samuel v. Avista Corp., et al., and Sharpenter v. Avista Corp., et al., were each filed in the US District Court for the Eastern District of Washington and named as defendants Avista Corporation and its directors; Sharpenter also named Hydro One, Olympus Holding Corp., and Olympus Corp. The lawsuits alleged that the preliminary proxy statement omitted material facts necessary to make the statements therein not false or misleading. Jenß, Samuel, and Sharpenter were all voluntarily dismissed by the respective plaintiffs with no consideration paid by any of the defendants. The one remaining class action is consistent with expectations for US merger transactions and, while there is no certainty as to outcome, Hydro One believes that the lawsuit is not material to Hydro One.

25.	COMMITMENTS

The following table presents a summary of Hydro One’s commitments under leases, outsourcing and other agreements due in the next 5 years and thereafter:

March 31, 2018 (millions of dollars)	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter
Outsourcing agreements	145	112	84	2	3	5
Long-term software/meter agreement	17	17	13	1	1	3
Operating lease commitments	12	7	9	4	1	3

The following table presents a summary of Hydro One’s other commercial commitments by year of expiry in the next 5 years and thereafter:

March 31, 2018 (millions of dollars)	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter
Credit facilities	—	—	—	250	2,300	—
Letters of credit[1]	173	—	—	—	—	—
Guarantees[2]	325	—	—	—	—	—

[1]

Letters of credit consist of a $154 million letter of credit related to retirement compensation arrangements, a $12 million letter of credit provided to the IESO for prudential support, $6 million in letters of credit to satisfy debt service reserve requirements, and $1 million in letters of credit for various operating purposes.

[2]	Guarantees consist of prudential support provided to the IESO by Hydro One Inc. on behalf of its subsidiaries.

26.	SEGMENTED REPORTING

Hydro One has three reportable segments:

•

The Transmission Segment, which comprises the transmission of high voltage electricity across the province, interconnecting more than 70 local distribution companies and certain large directly connected industrial customers throughout the Ontario electricity grid;

18

HYDRO ONE LIMITED

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three months ended March 31, 2018 and 2017

•	The Distribution Segment, which comprises the delivery of electricity to end customers and certain other municipal electricity distributors; and

•	Other Segment, which includes certain corporate activities and the operations of the Company’s telecommunications business.

The designation of segments has been based on a combination of regulatory status and the nature of the services provided. Operating segments of the Company are determined based on information used by the chief operating decision maker in deciding how to allocate resources and evaluate the performance of each of the segments. The Company evaluates segment performance based on income before financing charges and income taxes from continuing operations (excluding certain allocated corporate governance costs).

Three months ended March 31, 2018 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	421	1,145	10	1,576
Purchased power	—	751	—	751
Operation, maintenance and administration	105	145	20	270
Depreciation and amortization	103	92	2	197

Income (loss) before financing charges and income taxes	213	157	(12)	358

Capital investments	190	114	1	305

Three months ended March 31, 2017 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	367	1,279	12	1,658
Purchased power	—	889	—	889
Operation, maintenance and administration	102	145	24	271
Depreciation and amortization	101	92	2	195

Income (loss) before financing charges and income taxes	164	153	(14)	303

Capital investments	209	138	3	350

 Total Assets by Segment:

(millions of dollars)	March 31, 2018	December 31, 2017
Transmission	13,698	13,608
Distribution	9,253	9,259
Other	2,838	2,834

Total assets	25,789	25,701

Total Goodwill by Segment:
(millions of dollars)	March 31, 2018	December 31, 2017
Transmission	157	157
Distribution	168	168

Total goodwill	325	325

All revenues, costs and assets, as the case may be, are earned, incurred or held in Canada.

27.	SUBSEQUENT EVENTS

Dividends

On May 14, 2018, preferred share dividends in the amount of $4 million and common share dividends in the amount of $137 million ($0.23 per common share) were declared.

Share Grant Plans

On April 1, 2018, Hydro One issued from treasury 481,227 common shares to eligible employees in accordance with provisions of the Power Workers’ Union and the Society of Energy Professionals Share Grant Plans.

Agreement to Purchase Orillia Power

In 2016, the Company reached an agreement to acquire Orillia Power Distribution Corporation (Orillia Power), an electricity distribution company located in Simcoe County, Ontario, from the City of Orillia, subject to regulatory approval by the OEB. On April 12, 2018, the OEB issued a decision denying Hydro One’s proposed acquisition of Orillia Power. In May 2018, Hydro One filed a Motion to Review and Vary the OEB’s decision.

19